UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

Oramed Pharmaceuticals Inc.
(Name of Issuer)

Common Stock par value $0.012 per share
(Title of Class of Securities)

68403P203
(CUSIP Number)

Miriam Kidron
c/o Oramed Pharmaceuticals Inc.
Hi-Tech Park 2/5 Givat Ram
PO Box 39098
Jerusalem, Israel 91390
(+972) 2-566-0001]
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P203	SCHEDULE 13D

1.	Names of Reporting Persons Miriam Kidron
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check If Disclosure of Legal Proceedings is Required Pursuant To Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 469,114 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 469,114 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 469,114(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 6.1% (2)
14.	Type of Reporting Person IN

__________________________________
(1) Includes 280,114 shares of Common Stock issuable upon the exercise of an outstanding warrant and 189,000 shares of Common Stock issuable upon the exercise of outstanding stock options, all exercisable within 60 days of February 11, 2013.

(2) Based on an aggregate of 7,691,511 shares of Common Stock, which includes 7,222,397  shares of Common Stock that the Issuer advised were issued and outstanding as of February 11, 2013 and the warrant to acquire 280,114 shares of Common Stock and the options to acquire 189,000 shares of Common Stock, both set forth in footnote 1 above.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.012 per share (hereinafter referred to as the “Common Stock”) of Oramed Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at Hi-Tech Park 2/5, Givat Ram, Jerusalem, 91390 Israel.

On January 22, 2013, the Issuer effected a one-for-twelve reverse split of its shares of common stock, and accordingly the par value of its common stock was changed from $.001 to $.012 per share. Unless indicated otherwise by the context, all common stock, option, warrant and per share amounts in this Schedule 13D have been adjusted to give retroactive effect to the reverse stock split.

Item 2. Identity and Background.

The Reporting Person, an Israeli citizen, is the Chief Medical and Technology Officer of the Issuer.  The principal executive offices of the Issuer are located at Hi-Tech Park 2/5, Givat Ram, Jerusalem, 91390 Israel.

During the last five years, Ms. Kidron has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not Applicable.  As described more fully in Item 5 below, the events giving rise to the requirement of the Reporting Person to file this Schedule 13D did not involve any transactions effected by the Reporting Person with respect to the Common Stock.

Item 4. Purpose of Transaction.

The Reporting Person has no plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The information provided herein is based on an aggregate of 7,691,511  shares of Common Stock, which includes 7,222,397 shares of Common Stock that the Issuer advised were issued and outstanding as of February 11, 2013 and the warrant to acquire 280,114 shares of Common Stock and the options to acquire 189,000 shares of Common Stock, both set forth below.

(a), (b) See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

On August 14, 2007, the Issuer granted to the Reporting Person a warrant to purchase up to 280,114 shares of Common Stock at an exercise price of $0.012 per share (the "Warrant").  The Warrant vested immediately and had an initial expiration date of August 14, 2012.  On August 8, 2012, the Issuer extended the term of the Warrant until August 6, 2014.

The Issuer granted to the Reporting Person options to purchase shares of Common Stock ("Options"), which can be exercised by the Reporting Person within 60 days of February 11, 2013 to purchase an aggregate of 189,000 shares of Common Stock of the Issuer. The Issuer granted Options to the Reporting Person as follows:

•
On May 7, 2008, the Issuer granted 72,000 Options to the Reporting Person under the Issuer's 2008 Stock Incentive Plan (the "2008 Plan") at an exercise price of $6.48 per share; 12,000 of such Options vested immediately on the date of grant and the remainder vested in twenty equal monthly installments, commencing on June 30, 2008. The Options have an expiration date of May 7, 2018.

•
On April 21, 2010, the Issuer granted 72,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $5.88 per share; 9,000 of such Options vested immediately on the date of grant and the remainder vested in twenty-one equal monthly installments, commencing on May 31, 2010. The Options have an expiration date of April 20, 2020.

•
On August 8, 2012, the Issuer granted 72,000 Options to the Reporting Person under the 2008 Plan at an exercise price of $4.08 per share; 21,000 of such Options vested immediately on the date of grant and the remainder vests in seventeen equal monthly installments, commencing on August 31, 2012. The Options have an expiration date of August 8, 2022.

The aggregate number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person is 469,114, which represents approximately 6.1% of the aggregate number of shares of Common Stock issued and outstanding and acquirable by the Reporting Person upon the exercise of the Warrant and the Options reported above. Upon exercise of the Warrant and the Options reported herein, the Reporting Person will have the sole power to vote or direct the vote, and to dispose or direct the disposition, of 469,114 shares of Common Stock of the Issuer.

(c) The Reporting Person has not effected any transaction in the shares of Common Stock of the Issuer in the past sixty days.

(d) No person other than Dr. Miriam Kidron has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None, except as described under Item 4 above, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Option of Oramed Pharmaceuticals Inc. issued to Dr. Miriam Kidron on August 14, 2007 (incorporated by reference from the Issuer's registration statement on Form S-8 filed December 22, 2009).

Exhibit 2
Amendment No. 1, dated August 28, 2012, to Option of Oramed Pharmaceuticals Inc. issued to Dr. Miriam Kidron on August 14, 2007 (incorporated by reference from the Issuer's registration statement on Form S-1 filed February 1, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

/s/ Miriam Kidron Dr. Miriam Kidron